Solaris Oilfield Infrastructure, Inc.

9811 Katy Freeway, Suite 700

Houston, Texas 77024

(281) 501-3070

October 12, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-227758) of Solaris Oilfield Infrastructure, Inc.

Ladies and Gentleman:

On behalf of Solaris Oilfield Infrastructure, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington, D.C. time, on October 16, 2018 or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Douglas E. McWilliams at (713) 758-2222.

[Signature Page Follows]

Very truly yours,

SOLARIS OILFIELD INFRASTRUCTURE, INC.

By:	/s/ Kyle S. Ramachandran
Name:	Kyle S. Ramachandran
Title:	President and Chief Financial Officer

Signature Page to Acceleration Request